SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of February, 2006

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: February 23, 2006

February 23, 2006

Hanson PLC Preliminary Results 2005

Group turnover*† £3,715.7m (£3,383.0m), up 9.8%

Operating profit before impairments† £488.8m (£423.4m), up 15.4%

Profit before taxation £429.3m (£347.3m), up 23.6%

Profit for the year £387.6m (£264.2m), up 46.7%

Net cash inflow from operating activities £471.2m (£507.5m)

Net debt £989.6m (£695.2m)

Earnings per share – basic 53.2p (36.0p)

Earnings per share – continuing operations before impairments 55.5p (46.7p)

Dividend per share‡ 20.0p (18.15p)

*	Excluding joint-ventures and associates
†	Continuing operations
‡	interim dividend paid and final dividend recommended

Alan Murray, Chief Executive, said: “I am very pleased with the performance we have delivered in 2005. We have achieved double digit earnings growth, with operating profit before impairments† growing from £423.4m to £488.8m. We have completed eleven acquisitions for a cash cost of £342.9m and we have increased our returns to shareholders.”

Mike Welton, Chairman, added: “During 2005 we achieved excellent progress against our primary objective, which is to create sustainable, long-term value for our shareholders.”

Overview

Group turnover† increased by 9.8% to £3,715.7m (£3,383.0m), of which 4.2% was due to the acquisitions we made in 2005. Excluding acquisitions, most of the 5.6% increase was due to increases in selling prices. Price increases have been necessary to recover those higher input costs that could not be absorbed through cost initiatives. Cost control is an integral part of our operational culture and we continue to strive to be the lowest cost producer.

In total, group operating margin† increased by 0.3ppts, despite the significant increase in costs, and the operating profit before impairments† increased by 15.4% to £488.8m. Excluding acquisitions and property income, operating profit before impairments† from the existing business grew by 13.6%. The majority of our six divisions contributed to this growth with a 38.8% increase from the UK Aggregates division, 25.1% from Australia & Asia Pacific, 20.2% from US Aggregates and 8.7% from US Building Products. These are excellent results and more than offset the difficult markets for our UK Building Products and Continental Europe divisions in 2005.

Costs and overheads† increased by £284.6m, or 9.5%, during the year. £126.7m of the increase was due to acquisitions. The remaining £157.9m, or 5.3%, represents the increase in costs relating to our existing operations. Energy costs, namely electricity, fuel and gas, increased by over 20% in 2005. In addition, significant raw material increases were incurred for cement, bitumen and steel.

The share of joint-ventures’ and associates’ profit after taxation† increased by 74.6% to £40.5m and includes a one-off tax credit of £6.6m. Excluding this item, the 46.1% increase reflects the strong performance from our 25% interest in Cement Australia.

Operating profit before impairments† increased by £65.4m, or 15.4% to £488.8m in 2005. Acquisitions contributed £17.1m, property profits reduced by £6.5m and foreign exchange movements increased profits by £6.4m.

Profit before taxation† increased by £82.0m, or 23.6% to £429.3m (£347.3m). Net finance costs were £55.5m (£46.8m).

Profit after taxation† increased by £74.7m, or 23.3% to £394.9m (£320.2m). The group tax charge† for 2005 was £34.4m (£27.1m). This includes an underlying effective tax charge† of £58.4m, equivalent to a rate of 14.9% (15.6%), and a reduction of £29.6m relating to a net release of tax provisions following successful settlement of a number of issues.

Discontinued items totalled a loss after taxation of £7.3m (£56.0m), of which £13.7m related to asbestos. The gross cost of asbestos, before insurance, was US$43.2m (US$59.3m). At this stage, our estimate of the average annual cost before insurance over the next eight years is $60.0m, equivalent to approximately £21.0m after tax. In February 2006, a settlement was reached with insurers covering approximately 20% of the group’s present asbestos costs. Profit for the year was £387.6m (£264.2m), an increase of 46.7%.

Dividend

The Board recommends a final dividend of 14.15p (12.80p) per share. This, together with the interim dividend, makes a total of 20p (18.15p) for the year, an increase of 10.2%.

Consolidated balance sheet

Net debt increased by £294.4m to £989.6m (£695.2m) and included an increase of £95.7m due to foreign exchange. Total equity at the end of 2005 was £2,672.3m (£2,411.0m) and gearing at the year end was 37.0% (28.8%).

Consolidated cash flow statement

The net cash inflow from operating activities was £471.2m (£507.5m), a decrease of £36.3m. This is after net payments of £64.3m (£53.2m) for interest and £54.1m (£18.3m) for taxation.

Capital expenditure totalled £191.8m (£198.6m) and £342.9m was spent on 11 acquisitions. Dividends paid were £136.2m in 2005, and a total of 8,335,000 shares were bought back for £46.7m, of which £45.1m was paid in 2005.

Investing highlights

£191.8m of capital expenditure was invested in capital projects to maintain and to enhance our existing operations. In line with our ongoing capital expenditure policy, we aim to remain disciplined and biased towards projects which will have superior risk/return ratios.

In the USA, construction has begun on replacement pipe and precast manufacturing plants in Texas, Arizona and Florida and the construction of a new greenfield roof tile plant near Jacksonville in Florida. In addition, we completed the quarry replant at Bridgeport, Dallas and secured further mineral reserves in California. In the UK, capital expenditure includes kiln refurbishment, plant automation and information technology projects. Plant upgrades were completed in Australia and additional mineral reserves have been secured in Spain.

Acquisitions and disposals

Our strategy to enhance shareholder value includes the acquisition of companies which extend our existing operations or geographies. In addition, our aggregates acquisition strategy helps maintain our long-term mineral reserves and resources position, which totalled 15.9bn tonnes at the end of 2005.

Eleven transactions were completed in 2005 for a cash cost of £342.9m (£88.4m) and included the acquisition of Mission Valley Rock, which secured over 54m tonnes of reserves in the San Francisco Bay area. The acquisition of Sherman Pipe expanded our presence in the southeast region of the USA. In the UK, the acquisitions of Thermalite and Marshalls Clay Products have extended our building product ranges.

Disposal proceeds received in 2005 totalled £50.3m in the year and included the sale of Hanson’s 50% interest in Campbell Concrete and Materials in Texas and 19 ready-mixed concrete plants in Spain.

Operating outlook

Demand in the US is expected to remain strong but may decline in the UK and Australia. The increase in energy costs incurred in the latter part of 2005 will impact our annual cost base in 2006, despite our cost reduction initiatives. We will work closely with our customers to deliver premium products and services whilst remaining disciplined on selling prices. We expect to make further progress during 2006 based on strong market positions, value adding acquisition opportunities and continued financial discipline.

Review of operations

Hanson Aggregates North America

	2005		2004		%
Group turnover*†	£980.6	m	£897.3	m	9.3
Group operating profit before impairments*†	£138.1	m	£126.7	m	9.0
Group operating margin*†	14.1%		14.1%		—
Share of joint-ventures’ and associates’ profit after tax†	£0.3	m	£0.9	m	(66.7)
Operating profit before impairments†	£138.4	m	£127.6	m	8.5
Property profit (included in operating profit)†	£2.4	m	£14.3	m	(83.2)

*	Excluding joint-ventures and associates

Group turnover† increased to £980.6m in 2005 (£897.3m), an increase of 9.3%. £23.7m, or 2.6%, of this increase was due to acquisitions made in 2005. Group operating margin† was held at 14.1%. Excluding property profits, the margin increased by 1.3ppts, from 12.5% to 13.8%.

Operating profit before impairments† increased by 8.5% to £138.4m (£127.6m). Excluding property profits and acquisition earnings, this increase was £22.9m, or 20.2%.

Average price increases of 7.8% were achieved in aggregates, which offset increases in input costs, in particular fuel and power. The price increases ranged from 5.8% in the Mideast to 13.9% in the West.

Total market demand across the USA is estimated to have increased in 2005 compared to 2004. There can, however, be significant variation in regional demand patterns. In our markets in 2005, aggregates volumes in California in 2005 were below those in 2004, while Arizona and south Texas showed strong demand, driven by high levels of residential construction and a recovery in industrial and commercial activity. Reduced activity was experienced, however, in parts of the Mideast and Northeast regions, most notably in New York, Pennsylvania, Ohio and Indiana. In certain markets, we selectively declined to compete for high volume contracts at low margins. In addition, a number of operations were closed as part of our optimisation strategy which further reduced volumes. As a result of this combination of varying regional demand patterns, selectively declining low margin work and plant closures, total heritage aggregates volumes declined by 4.4% for the year.

Raw material cost pressures were significant in the downstream ready-mixed concrete and asphalt operations. Average selling price increases of 12.8% in ready-mixed concrete recovered cost increases, in particular higher cement costs. Average selling price increases of 11.5% in asphalt in part offset increases in the cost of bitumen and aggregate raw materials.

In common with aggregates, similar regional variations in demand were experienced in those markets where we have downstream products, except for ready-mixed concrete volumes in Arizona which were adversely affected by shortages of cement in the second half of the year. As a consequence, heritage ready-mixed concrete volumes for the year declined by 5.3% and heritage asphalt volumes declined by 5.8%.

Demand for cement in California remained strong in 2005 and volumes increased by 6.3%. Operational efficiencies at the plant offset part of the significant increases in the cost of fuel and power. A number of major one off repair and maintenance programmes were undertaken in 2005. Average price increases of 15.4% were achieved which, together with the volume increases, offset the increase in costs.

Capital expenditure† initiatives progressed well in 2005, with total spend of £69.4m (£74.6m). Projects included a processing upgrade at Sylvania, Ohio, which should increase productivity and reduce costs. In addition, we completed the replant, including the construction of a new rail terminal, at our Bridgeport quarry near Dallas, Texas and acquired land in Arizona which should allow us to expand operations in the Phoenix market.

Good progress was made this year with our acquisition strategy. The integration of the Mission Valley Rock acquisition, bought in June 2005, is proceeding according to plan. This acquisition significantly strengthens Hanson’s position in the strategically important San Francisco Bay area, with an additional 54m metric tonnes of reserves/resources secured in this market. In addition, the division acquired a group of aggregates operations in southern Indiana in December, providing access to over 115m metric tonnes of reserves/resources and strengthening our position in the Louisville, Kentucky, market area. An additional 80m metric tonnes of mineral reserves/resources were secured in Irwindale, California, in 2005.

Outlook

Market demand is expected to remain strong in 2006. Further real price increases for 2006 were notified to customers in late 2005. Such increases are required to recover higher input costs and to recognise the increasing scarcity of well-located mineral reserves and long-term history of below inflation price increases in previous years. We intend to continue our growth initiatives in 2006, through a combination of capital investment to improve operating cost profiles and acquisitions to improve the asset portfolio and to ensure the supply of high quality product to our customers.

Hanson Building Products North America

	2005		2004		%
Group turnover*†	£753.7	m	£647.4	m	16.4
Group operating profit before impairments*†	£124.4	m	£111.2	m	11.9
Group operating margin*†	16.5%		17.2%		(0.7	)ppts
Share of joint-ventures’ and associates’ profit after tax†	£1.3	m	—		—
Operating profit before impairments†	£125.7	m	£111.2	m	13.0
Property profit (included in operating profit)†	£0.5	m			—

*	Excluding joint-ventures and associates

Group turnover† increased to £753.7m in 2005 (£647.4m), an increase of 16.4%. £28.8m, or 4.4%, of this increase was due to acquisitions made in 2005. Group operating margin reduced from 17.2% to 16.5%. This decline is due to changes in product mix through expansions of our precast operations, the impact of acquisitions and increases in costs and turnover, which reduce calculated margin, even when earnings have increased.

Operating profit before impairments† increased by 13.0% to £125.7m (£111.2m). £4.3m, or 3.9%, of this increase was due to acquisitions, mainly the Sherman Pipe facilities in Alabama and Georgia. Excluding acquisitions and property profit of £0.5m (£nil), the increase was 8.7%. The impact of foreign exchange was a benefit of £2.6m.

Operating profit before impairments† for Pipe & Precast increased by £14.7m, or 19.3%, to £90.8m (£76.1m), of which £4.3m was due to acquisitions. Average price increases of 12.0% combined with effective cost control and good operating efficiencies offset input cost inflation in steel, cement and energy.

Heritage volumes for concrete products increased by 3.1% during 2005. The strongest markets for concrete products in 2005 were in the south east (principally Florida) and the north east (principally South Virginia, Washington DC and Ontario). Volumes in key Texas markets were disrupted by the most active hurricane season on record and by delays on several major pipe projects in south Texas in the second half.

Operating profit before impairments† for the Brick & Tile group decreased by 0.6% to £34.9m (£35.1m). Heritage brick volumes declined by 8.2% largely due to a weakening of demand in Canada where volume declined by 16.1%. By contrast, volumes in Texas increased by 10.3% as residential demand remained strong in this market. Further operating and commercial synergies were extracted from the combination of our heritage brick operations with the Athens factories that were acquired in 2004. Average selling prices increased by 6.0%. Price increases of 12.8% were realised in roof tiles. Demand for tiles has outstripped supply in the eastern USA (principally in Florida), but was offset by lower demand in California.

The division achieved notable success in 2005 with its acquisition growth initiatives, completing three acquisitions in the year and one in early 2006. The largest of the three acquisitions was Sherman Pipe which has ten facilities in Alabama and Georgia. These plants are an excellent strategic fit with the existing heritage facilities in the south east region. Two smaller strategic acquisitions were completed in Ohio and Rhode Island to complement the heritage facilities in the north east region. Initial integration of these acquisitions has gone very well and all three are performing ahead of pro forma expectations. In January 2006, the division acquired PaverModule which is one of the top two suppliers of concrete pavers in Florida.

Building Products’ other major growth initiative is a significant programme of greenfield capital investment and upgrades to existing pipe and precast and brick and tile facilities. Capital expenditure† in 2005 was £40.7m (£38.2m). Three new precast plants were successfully commissioned in 2005, two in Texas and one in California, which have enhanced our existing product offerings in key markets. Approval has recently been given for the construction of three new concrete products facilities in Texas, Arizona and Florida, and for the construction of a new greenfield roof tile plant near Jacksonville in Florida. Commissioning of these facilities should occur during the second half of 2006 and the first half of 2007.

Outlook

Demand is expected to remain robust overall during 2006. The order backlog remains strong, at good prices, and was $450m at December 31, 2005 ($400m). The approval of the SAFETEA programme in August 2005 is expected to support new infrastructure projects which, together with industrial and commercial demand, is likely to help to counteract any decline in the residential sector. Input costs, in particular for fuel and energy, are expected to be above 2005 levels. It is anticipated that price increases and continued improvement in operational efficiencies, including further major capital investments in Texas, Florida and Arizona in particular, will help to recover these increases.

Hanson Aggregates UK

	2005		2004		%
Group turnover*†	£811.5	m	£771.9	m	5.1
Group operating profit before impairments*†	£96.9	m	£62.2	m	55.8
Group operating margin*†	11.9%		8.1%		3.8	ppts
Share of joint-ventures’ and associates’ profit after tax†	£11.9	m	£12.3	m	(3.3)
Operating profit before impairments†	£108.8	m	£74.5	m	46.0
Property profit (included in operating profit)†	£8.0	m	£1.9	m	321.1

*	Excluding joint-ventures and associates

Group turnover† increased to £811.5m in 2005 (£771.9m), an increase of 5.1%. Group operating margin† increased by 3.8ppts to 11.9% (8.1%). Excluding property profits, the margin increased by 3.2ppts, from 7.8% to 11.0%.

Operating profit before impairments† increased by 46.0% to £108.8m (£74.5m). Excluding property profits, this increase was 38.8%, consisting of a small decline in the joint-ventures’ and associates’ profit after tax offset by an improvement in the existing operations.

The earnings improvement, achieved despite reduced volumes, illustrates our commitment to pricing discipline, our initiative to increase premium product output and the delivery of operational efficiency and overhead cost reduction benefits.

Total market demand across the UK for aggregates is estimated to have declined by approximately 3% in 2005. Much of the reduction is due to a slow down in major infrastructure activity, and lower crushed rock volumes as recycled materials compete at the low-value end of the sector. As a result of planned site closures and our initiative to increase production yields and reduce low-margin, non-premium products, our total heritage aggregates volumes have declined

8.1%, with crushed rock the major contributor to the decline. Average selling prices increased by 6.3%, offsetting input cost increases for fuel and electricity. Royalty rates and the cost of regulation have also continued to increase.

Our asphalt volumes increased by 2.5% in 2005 which was broadly in line with estimated national market growth trends. We continue to benefit from the capital investment programme to replace our asphalt plants with more fuel efficient and environmentally friendly units which are capable of utilising recycled materials. Average selling prices increased by 4.9% as our strategy of introducing higher value-added branded products came into effect and offset the increased cost of fuel oil and bitumen.

The total demand for ready-mixed concrete in the UK is estimated to have fallen by approximately 2% in 2005, against a decline of 6.0% in our volumes. The relative reduction in our volume is due in part to the regional location of the work and in part to our pricing discipline at the expense of lower margin volume. Selling prices increased by 6.2% during 2005 offsetting higher input costs, particularly for cement, fuel and electricity.

Commercially, significant progress has been made during 2005 in securing long-term maintenance contracts. These are used as a procurement route by both the UK Highways Agency and by UK local authorities. Innovative partnering arrangements with service level guarantees have also been introduced with a number of customers. Both these approaches help underpin the long-term nature of our order book and support our capital investment programmes.

Capital expenditure† during 2005 was £23.1m (£35.6m) and included one new ready-mixed concrete plant, aggregate and asphalt plant upgrades and modifications and additional mineral reserves and resources. We are continuing to upgrade our facilities to make them more efficient. In particular, initiatives are being pursued to increase the proportion of high-quality aggregates as opposed to lower-value by-product.

Managing our reserves, particularly sand and gravel, is a high priority for the division. During 2005 additional sand and gravel reserves and resources were secured in a number of locations, most notably in the south east, east of England and east midlands. In early 2006 additional mineral reserve licences were secured for our marine dredging operations.

Restructuring cost savings of £10m were achieved as planned and have resulted in a flatter and more customer responsive organisation.

The share of joint-ventures’ and associates’ profit after tax† primarily consists of the 50% interests in Midland Quarry Products and United Marine Holdings. Hanson’s share of net profit after tax† of £11.9m (£12.3m) was broadly in line with the prior year.

Outlook

Demand is expected to remain subdued in 2006. Input cost inflation, in particular for cement, bitumen and energy, is expected to continue. In addition, the use of recycled fuel oil was prohibited from the beginning of 2006 which will increase the cost burden for our asphalt operations. We are seeking to offset these increases through cost reduction and efficiency initiatives. However, achievement of our notified selling price increases will be key to the successful delivery of earnings growth in 2006.

In the medium-term, we would expect demand to recover in response to the UK’s infrastructure needs and preparations for the London Olympics.

Hanson Building Products UK

	2005		2004		%
Group turnover*†	£368.2	m	£300.7	m	22.4
Group operating profit before impairments*†	£37.8	m	£36.8	m	2.7
Group operating margin*†	10.3%		12.2%		(1.9	)ppts
Share of joint-ventures’ and associates’ profit after tax†	—		—		—
Operating profit before impairments†	£37.8	m	£36.8	m	2.7
Property profit (included in operating profit)†	£3.0	m	£3.2	m	(6.3)

*	Excluding joint-ventures and associates

Group turnover† increased to £368.2m in 2005 (£300.7m), an increase of 22.4%. £76.7m, of this increase was due to acquisitions made in 2005. Group operating margin† declined by 1.9ppts to 10.3% (12.2%).

Operating profit before impairments† increased by 2.7% to £37.8m (£36.8m). £12.3m, or 33.4%, was due to acquisitions which offset a decline attributable to the existing operations of £11.3m, or 30.7%.

The majority of the £11.3m reduction in earnings from existing operations was due to lower brick volumes. Whilst our total brick volumes increased by 8.5%, excluding acquisitions, the heritage brick volumes declined by 12.4%. The reduction has been predominately within the repair, maintenance and improvement (“RMI”) sector of the housing market. Despite the reduction, increases in selling prices of 6.8% were achieved for the year.

Aggregate block volumes, excluding Thermalite, declined 3.0% whilst average selling prices increased 2.2%. Precast product volumes, including flooring, remained strong during 2005. Packed product average selling prices increased in 2005 despite lower volumes in the RMI market.

Input costs, in particular energy, continued to increase although the earnings impact was partly mitigated by forward hedging of gas prices.

In late 2005 and early 2006, we made the difficult but necessary decision to reduce production capacity, in response to low market demand and high energy costs. Production was substantially reduced at four brick factories and temporary lay-offs were implemented during January 2006 at five brick factories and three Thermalite factories. In addition, five factories have been closed across our product range in late 2005 and early 2006.

Capital expenditure† in 2005 totalled £16.8m (£16.1m) with an emphasis on projects which will reduce production costs, increase efficiency and automate manual handling activities. Included in these was the introduction of a robotic setting programme at our brick factory at Whittlesey, as well as kiln rebuilds which form part of an ongoing upgrading of this site.

Four acquisitions were completed during 2005, for a total of £194.1m, as part of the division’s strategy of supplying a broad product range to customers. Marshalls Clay Products has been integrated and is performing broadly in line with expectation. Thermalite, which has experienced difficult market conditions since its acquisition in March 2005, performed below expectation but within our acquisition criteria. Mid Essex Sand and Gravel, a bagging operation which complements our packed products range, and Cradley Special Brick are progressing well. The acquisition of Red Bank Manufacturing was completed in early January 2006. Improved customer service and product offering remain key priorities. Multi-product deliveries are an example of the customer service improvements trialled following the extension of our product range.

Outlook

Overall market demand is expected to remain subdued in 2006. Input costs will be significantly higher in 2006 than 2005. We are working to mitigate these factors by reducing capacity, improving productivity through capital expenditure and hedging costs such as gas, where economic. Despite these measures, it is anticipated that significant price increases will be necessary in 2006 to recover our earnings.

In the medium-term, we expect demand to respond to the need for additional houses, particularly in the south east. Our production capacity is sufficiently flexible to be able to respond to any such increase in volume. We intend to continue to grow this division through product range extension and ongoing improvements to the service we offer to our increasingly consolidated customer base.

Hanson Australia & Asia Pacific

	2005		2004		%
Australia and Asia Pacific total
Group turnover*†	£573.0	m	£537.7	m	6.6
Group operating profit before impairments*†	£62.7	m	£62.1	m	1.0
Group operating margin*†	10.9%		11.5%		(0.6	)ppts
Share of joint-ventures’ and associates’ profit after tax†	£27.0	m	£10.0	m	170.0
Operating profit before impairments†	£89.7	m	£72.1	m	24.4
Property profit (included in operating profit)†	£1.0	m	£1.7	m	(41.2)

Operating profit before impairments† increased by £17.6m, or 24.4%, to £89.7m (£72.1m). £15.1m of this increase was due to Australia and £2.5m due to Asia Pacific. Excluding acquisition earnings of £0.6m and property profit of £1.0m (£1.7m), the increase was 25.1%.

Hanson Australia

Group turnover† increased to £464.6m in 2005 (£413.2m), an increase of 12.4%. Of this increase, £14.6m, or 3.5%, was due to acquisitions made in 2005. Group operating margin† reduced by 1.3ppts to 12.3% (13.6%), although group operating profit before impairments† increased by 2.3%.

Operating profit before impairments† increased by £15.1m, or 22.7%, to £81.6m (£66.5m), including £2.8m of benefit due to foreign exchange translation. £13.8m, or 20.8%, of the £15.1m improvement was due to the joint-ventures’ and associates’ profit after tax† and included £6.6m of non-recurring tax benefit. Excluding this tax benefit, foreign exchange and acquisition earnings of £0.6m, the existing operations improved by £5.1m, or 7.7% against a very strong 2004.

Our heritage aggregates volumes decreased by 3.4% in 2005, due largely to significant non-recurring secondary aggregate sales in Queensland in 2004. Victoria and Western Australia performed well during 2005, offsetting weaker demand in New South Wales and Queensland.

Average selling prices for aggregates increased 6.8%, in part due to changes in product mix. Heritage ready-mixed concrete volumes increased by 1.3%, with a reduction in Sydney from previously buoyant levels being offset by increases in all other regions. Average selling prices in ready-mixed concrete improved by 3.3%, in part offsetting higher raw material costs. Operating profit for Building Products declined due to increased input costs and a highly competitive pricing environment.

The operational improvement in the joint-ventures and associates was due largely to improved volume, price and delivery of synergy benefits in Cement Australia.

Three acquisitions were made in 2005 for £12.6m, including a basalt quarry at Molong in New South Wales, and the acquisition of two Sydney based precast concrete companies, Rescrete and Abbey Precast, both of which expanded our building products range.

Capital expenditure† totalled £31.6m (£26.4m) and consisted of replacement ready-mixed concrete and aggregates delivery vehicles, new ready-mixed concrete plants in south east Queensland and aggregates plant upgrades to increase capacity and efficiency.

Hanson Asia Pacific

The group operating profit before impairments† in this region declined primarily due to lower market demand following a reduction in public sector expenditure in Malaysia. Average selling price increases of between 3.6% and 7.3% were offset by a decline in aggregates and asphalt product volumes and higher input costs. Ready-mixed concrete volume and prices were broadly in line with the prior year. In Singapore, the operating performance marginally declined following a further downturn in construction sector volumes.

The share of joint-ventures’ and associates’ profit after tax† increased due largely to improved earnings from our Hong Kong operations. Despite a lack of new public sector work, our Hong Kong concrete volumes have increased year-on-year whilst selling prices have also improved. Synergy benefits have been delivered in line with our expectations.

Outlook

The Australian market is forecast to decline during 2006 from its current peak, while difficult trading conditions are expected to continue in Asia throughout the year. Further gains are anticipated from operational cost savings. Increased selling prices will be required to recover the continuing rise in input costs.

Hanson Continental Europe

	2005		2004		%
Group turnover*†	£228.7	m	£228.0	m	0.3
Group operating profit before impairments*†	£19.9	m	£23.9	m	(16.7)
Group operating margin*†	8.7%		10.5%		(1.8	)ppts
Share of joint-ventures’ and associates’ profit after tax†	—		—		—
Operating profit before impairments†	£19.9	m	£23.9	m	(16.7)
Property profit (included in operating profit)†	—		£0.3	m	—

*	Excluding joint-ventures and associates

Group turnover† increased by 0.3% to £228.7m in 2005 (£228.0m). Group operating margin† reduced by 1.8ppts to 8.7% (10.5%). Operating profit before impairments† reduced by £4.0m, or 16.7%, to £19.9m (£23.9m).

The £4.0m reduction in operating profit before impairments† was due to difficult market conditions in Israel and The Netherlands, which persisted throughout 2005, and to quarry closures, which impacted results in Spain. Market conditions in the Czech Republic and Belgium were more positive. Both these countries increased their operating profit before impairments†, as did Germany, despite its difficult market conditions. Total heritage aggregates and asphalt volumes declined by 8.9% and 1.9% respectively across the division, whilst concrete volumes increased by 0.4%.

In Spain, both group turnover† and operating profit before impairments† decreased in 2005. Aggregate volumes were below last year due to lower demand in Madrid and Zaragoza and to the closure of two quarries, although increases in average selling prices were achieved. During the year we disposed of 19 underperforming ready-mixed concrete plants. Excluding these disposals, ready-mixed concrete volumes were ahead of last year, as were average selling prices.

Weak trading conditions have continued in 2005 for our Israel operations. Productivity improvements were not sufficient to counter a decline in volume and the impact of higher energy costs. In the Benelux region, the ready-mixed concrete markets were difficult, resulting in lower prices and volumes. Efficiency improvements were achieved in our aggregate operations which helped to offset a reduced operating profit before impairments†.

Outlook

The Spanish economy is anticipated to remain strong during 2006, although further reserve exhaustion is expected to lead to a lower operating profit before impairments†. Elsewhere, the market in Israel is likely to remain difficult, ready-mixed concrete margins in The Netherlands may improve slightly and volumes in the Czech Republic may decline slightly as a major road building contract concludes.

Replenishment of our reserves position, either through acquisition or mineral reserve purchases, remains a high priority for 2006. We will continue to focus on both acquisitions and margin improving capital expenditure activities.

Operating profit before impairments

Operating profit before impairments† was £488.8m (£423.4m), an increase of £65.4m or 15.4%. This consists of the operating profit before impairments† for each of the six divisions as described in the operating review, which totalled £520.3m (£446.1m), less central expenses of £31.5m (£22.7m). The increase in central expenses of £8.8m includes £4.4m relating to a bodily injury claim in the USA, which is self-insured centrally by the company.

Operating impairments†

Operating impairments† in the period were £4.0m compared with £29.3m in the previous year. The net charge for the year consists of £23.6m of impairment charges, offset by a reversal of £19.6m. The charges relate primarily to the US and UK aggregates divisions. The reversal follows an economic improvement in the supply arrangements at certain operations in the US aggregates division and additional disposal proceeds at certain UK aggregates sites.

Exchange impact

Foreign exchange translation increased group turnover† by £35.2m, operating profit before impairments† by £6.4m and profit before tax† by £6.0m.

The US dollar year end exchange rate moved from $1.9199 at December 31, 2004 to $1.7168 at December 31, 2005. The net impact of foreign exchange movements resulted in an increase in sterling translated net debt from December 31, 2004 to December 31, 2005 of £95.7m.

Finance costs and income†

Net finance costs† were £55.5m (£46.8m).

Interest payable on loans totalled £119.0m (£92.2m) against interest receivable of £60.1m (£40.0m), resulting in a net interest cost of £58.9m (£52.2m). The main reason for the increase in the net interest charge was an increased level of net debt following the acquisitions made in 2005.

Interest cost on the pension plan liabilities and other post-retirement benefits was £103.2m (£99.2m), offset by an expected return on pension assets of £108.7m (£111.2m), to give a net pension finance income of £5.5m (£12.0m). The reduction in income resulted primarily from a reduction in interest rates.

The unwind of the discounting relating to long-term provisions was a charge of £2.5m (£6.6m), and included the impact of a change in discount rates.

Taxation on continuing operations

Taxation on continuing operations was £34.4m (£27.1m). The 2005 charge consisted of an underlying tax charge, excluding the tax relating to joint-ventures and associates, of £58.4m, a net release from provisions of £29.6m and a charge of £5.6m relating to impairments. The 2004 tax charge has been restated by £49.6m following a change in the interpretation of the deferred tax accounting requirements under IFRS. The restatement resulted in a charge of £27.1m for 2004, which consists of an underlying tax charge, excluding the tax relating to joint-ventures and associates, of £55.1m, one-off deferred tax credit after restatement of £21.7m and a tax credit on impairments of £6.3m.

The underlying tax charge of £58.4m (£55.1m) was equivalent to an underlying effective tax rate of 14.9% (15.6%) on the profit before tax and impairments, excluding joint-ventures and associates, of £392.8m (£353.4m).

The net provision release in 2005 of £29.6m resulted from the successful resolution of a number of issues with the relevant tax authorities.

Discontinued operations

Current year loss after taxation of discontinued operations was £7.3m (£56.0m).

The profit after tax earned by operations in 2005 prior to their disposal was £2.8m. Hanson Aggregates North America sold its 50% interest in the joint-venture Campbell Concrete and Materials, a ready-mixed concrete business operating in Houston, Texas on June 17. Hanson Continental Europe disposed of 19 ready-mixed concrete sites on May 13, and has subsequently restructured its Spanish operations. Seagoe, a drainage business based in Northern Ireland, was included in discontinued as a disposal group held for sale. Seagoe was sold in January 2006.

The profit after tax arising from the sale of the above operations was £2.3m.

A loss after tax of £12.4m (£50.0m) resulted from operations that were discontinued prior to 2004. The main item in this category was an asbestos charge of £22.4m (£79.7m) before tax and £13.7m (£40.6m) after tax.

Asbestos

Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984. New claimants were 10,350 for 2005 compared with the 18,700 new claimants received in 2004. At the end of 2005, outstanding claimants totalled approximately 131,350 (135,750). Of the 14,750 (7,150) claimants whose cases were resolved during 2005, over 90% were dismissed without payment.

In the USA, claimants can often file claims without illness or product identification. In the absence to date of federal reform, a number of states have introduced reform measures. Although outstanding claimants decreased at the end of 2005 compared to 2004, this does not mean we believe this is the start of a downward trend in the number of claimants.

The gross cost of resolving asbestos claims in 2005 was $43.2m ($59.3m) including legal fees of $26.3m ($27.4m). The net cost of asbestos for the year after insurance was $31.7m ($12.8m).

The Company’s approach to accounting for the asbestos claims against these US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities. At present, based on detailed analysis and assumptions, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost assuming annual gross costs of $60.0m. The full year increase in the provision for future asbestos costs was $60.0m ($222.5m), taking the gross provision to $496.8m ($480.0m) before the impact of discounting, which has reduced the provision to $398.6m ($401.2m), or £232.2m (£209.0m).

Offsetting this is approximately $14.6m ($26.1m) of remaining insurance cover at December 31, 2005. The insurance settlement reached in February 2006 will result in an additional insurance asset of approximately $60m being recognised on January 1, 2006. In addition to this settlement, we will continue to use a combination of litigation and negotiation to maximise further insurance cover.

The net cost of resolution is allowable for US tax at a rate of 39%. Following the recent insurance settlement, the estimated net cost of approximately $48.0m is equivalent to approximately $29.0m post-tax, or £16.0m, 3.4% of net cash inflow from operating activities of £471.2m (£507.5m.)

Dividends

The 2005 interim dividend paid and final dividend recommended total 20.0p (18.15p), an increase of 10.2% on 2004. The sustained increase in our dividend payout reflects our confidence in the underlying strength of the group and its ability to generate strong cash flows.

Earnings per share

Basic earnings per share in 2005 were 53.2p (36.0p), up 47.8% on last year. EPS on continuing operations before impairments were 55.5p (46.7p), up 18.8% on last year.

Cash flow

Net cash inflow from operating activities for 2005 was £471.2m (£507.5m). This includes £10.6m (£4.3m) paid for asbestos costs, net of insurance. Taxation paid was £54.1m (£18.3m) compared to the tax charge† of £34.4m (£27.1m). The increase in tax payment results from increased earnings and reduced first year capital allowances in the USA. Net interest paid was £64.3m (£53.2m) compared to a net finance cost of £55.5m (£46.8m).

Capital expenditure

Capital expenditure† for the purchase of property, reserves, new and replacement plant and equipment during the year totalled £196.1m (£201.1m) of which £191.8m (£198.6m) was paid in 2005. This represented 122.0% of continuing depreciation. Over half of this amount has been spent in North America. A further £123.1m of capital expenditure had been committed as at December 31, 2005 primarily for new building products plants in the USA. These capital expenditures are expected to be financed out of group cash flows and bank facilities.

The group continues to identify and invest in projects which are intended to reduce operating costs and expand and enhance the performance of our divisions.

Acquisitions

Total cash acquisition spend for 2005 was £342.9m (£88.4m). On January 4, 2005, Hanson Building Products UK acquired the assets of UK brick manufacturer Marshalls Clay Products for £64.7m and Thermalite, a market leader in aircrete blocks, on March 7 for £124.2m. On June 17, Hanson Aggregates North America acquired the assets of Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt, and Hanson Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and precast concrete products business for a total of £108.0m. Other acquisitions made in the year consisted of three quarries in Southern Indiana by Hanson Aggregates North America in December, and a further six acquisitions totalling £46.0m.

Capital structure and share buyback programme

The capital structure of the group takes account of the needs of our equity shareholders to maximise return on equity whilst recognising that to do so requires access to the debt capital markets. Our debt ratings are carefully managed and we maintain an inclusive relationship with the major rating agencies to ensure consistent ratings over the medium-term. Key credit ratios are closely monitored and reviewed as part of our planning process.

The group continually reviews its level of debt and equity. Following a four year period of debt reduction, Hanson commenced an on-market share buyback programme during October 2004. During the year ended December 31, 2005 8,335,000 shares were bought back and held as treasury shares for £46.7m, of which £45.1m was paid in 2005. At December 31, 2005 there were 14,685,000 ordinary shares in issue which are held in treasury. The share buyback programme is a rolling return of that capital which we believe is in excess of our medium-term requirements and which is reviewed on a continuing basis in the context of our cash flow, capital expenditure and acquisition plans.

Net debt

At the end of 2005, the group’s net debt of £989.6m (£695.2m) was represented by borrowings of £2,072.6m (£2,089.5m), offset by cash of £1,083.0m (£1,394.3m).

†	continuing operations
*	including joint-ventures and associates and before exceptional items

Further information about Hanson can be found at www.hanson.biz

Inquiries:	Nick Swift / Hilary Reid Evans
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1.	Hanson is one of the world’s leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

2.	Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

3. Register for Hanson’s e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4. High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson’s Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

Appendices:	(i)	Financial highlights
	(ii)	Operating statistics
	(iii)	Financial statements

Appendix (i)

Financial highlights

Simplified income statement

2005 £m	2004 £m
Continuing operations:
Group turnover*
North America
Hanson Aggregates	980.6	897.3
Hanson Building Products	753.7	647.4

1,734.3	1,544.7
UK
Hanson Aggregates	811.5	771.9
Hanson Building Products	368.2	300.7

1,179.7	1,072.6
Australia & Asia Pacific
Hanson Australia	464.6	413.2
Hanson Asia Pacific	108.4	124.5

573.0	537.7
Hanson Continental Europe	228.7	228.0

Continuing operations	3,715.7	3,383.0

Operating profit before impairment
North America
Hanson Aggregates	138.4	127.6
Hanson Building Products	125.7	111.2
264.1	238.8
UK
Hanson Aggregates	108.8	74.5
Hanson Building Products	37.8	36.8
146.6	111.3
Australia & Asia Pacific
Hanson Australia	81.6	66.5
Hanson Asia Pacific	8.1	5.6
89.7	72.1

Hanson Continental Europe	19.9	23.9
Central	(31.5)	(22.7)

Operating profit before impairments	488.8	423.4
Operating impairments	(4.0)	(29.3)

Operating profit	484.8	394.1
Net finance costs	(55.5)	(46.8)
Profit before taxation	429.3	347.3
Taxation on continuing operations	(34.4)	(27.1)
Profit after taxation – continuing operations	394.9	320.2

Discontinued operations:
Current year profit/(loss) after taxation of discontinued operations	2.8	(16.4)
Profit on loss in the current year, after taxation	2.3	10.4
Loss on disposals in prior years after taxation	(12.4)	(50.0)
Loss after taxation – discontinued operations	(7.3)	(56.0)

Profit for the year	387.6	264.2

Dividends
Paid in the year (£m)	136.2	127.3
Earnings per ordinary share (pence)
Basic	53.2	p	36.0	p

*	The use of the word ‘Group’ reflects that the results of joint-ventures and associates that are accounted for under the equity method are excluded

Other financial highlights

	2005 £m	2004 £m
Depreciation – continuing operations	160.8	153.6
Depletion – continuing operations	33.5	36.2
Net cash inflow from operating activities	471.2	507.5
Capital expenditure (including other intangible assets)	204.5	204.9
Cash spend on acquisitions	342.9	88.4
Net debt	989.6	695.2
Total equity	2,672.3	2,411.0
Gearing	37.0%	28.8%

Appendix (ii)

Operating statistics

Volume and price movements

	Volumes 2005 v 2004 % change Continuing	Volumes 2005 v 2004 % change Heritage	Price 2005 v 2004 % change
Hanson Aggregates North America
Aggregates	(3.7)	(4.4)	7.8
Asphalt	(1.3)	(5.8)	11.5
Ready-mixed concrete	(0.3)	(5.3)	12.8
Cement	6.3	6.3	15.4

Hanson Building Products North America
Concrete products	14.5	3.1	12.0
Bricks	(7.3)	(8.2)	6.0
Roof tiles	(0.1)	(2.0)	12.8

Hanson Aggregates UK
Aggregates	(8.1)	(8.1)	6.3
Asphalt	2.5	2.5	4.9
Ready-mixed concrete	(6.0)	(6.0)	6.2

Hanson Building Products UK
Bricks	8.5	(12.4)	6.8
Aggregate blocks	(3.0)	(3.0)	2.2

Hanson Australia
Aggregates	(3.4)	(3.6)	6.8
Ready-mixed concrete	1.3	1.3	3.3

Hanson Asia Pacific
Aggregates	(2.2)	(2.2)	—
Asphalt	(16.0)	(16.0)	—
Ready-mixed concrete	(13.7)	(13.7)	—

Hanson Continental Europe
Aggregates	(8.9)	(8.9)	—
Asphalt	(1.9)	(1.9)	—
Ready-mixed concrete	0.4	0.4	—

Appendix (iii)

Financial Statements

Consolidated income statement

for the 12 months ended December 31, 2005

	2005 £m		2004 £m
Continuing operations:
Group turnover*	3,715.7		3,383.0
Costs and overheads	(3,267.4)		(2,982.8)
Group operating profit before impairments*	448.3		400.2
Share of joint-ventures’ and associates’ profit after taxation	40.5		23.2
Operating profit before impairments	488.8		423.4
Operating impairments	(4.0)		(29.3)
Operating profit	484.8		394.1

Finance costs	(224.7)		(198.0)
Finance income	169.2		151.2
Net finance costs	(55.5)		(46.8)

Profit before taxation	429.3		347.3

Taxation on continuing operations before taxation	(28.8)		(33.4)
Taxation on impairments	(5.6)		6.3
Taxation on continuing operations	(34.4)		(27.1)

Profit after taxation – continuing operations	394.9		320.2

Discontinued operations
Current year profit/(loss) after taxation of discontinued operations	2.8		(16.4)
Profit on loss in the current year, after taxation	2.3		10.4
Loss on disposals in prior years after taxation	(12.4)		(50.0)
Loss after taxation – discontinued operations	(7.3)		(56.0)

Profit for the year	387.6		264.2

Profit for the year attributable to:
Equity holders of the Company	387.3		264.3
Minority interests	0.3		(0.1)
	387.6		264.2

Dividends
Paid in the year (£m)	136.2		127.3
Paid in the year (pence per share)	18.65	p	17.30	p

Earnings per ordinary share (pence)
Basic	53.2	p	36.0	p
Basic – continuing operations	54.2	p	43.6	p
Diluted	52.6	p	35.6	p
Diluted – continuing operations	53.6	p	43.2	p

*	The use of the word ‘Group’ reflects that the results of joint-ventures and associates that are accounted for under the equity method are excluded

Consolidated balance sheet

At December 31, 2005

	2005 £m	2004 £m
ASSETS
Non-current assets
Intangible assets	974.2	724.6
Property, plant and equipment	2,735.4	2,438.6
Investments	302.3	311.9
Receivables	182.2	159.1
Pension plan surpluses	26.9	27.6
Deferred taxation assets	0.7	1.9
	4,221.7	3,663.7

Current assets
Inventories	382.4	295.8
Trade and other receivables	774.8	788.0
Taxation receivable	6.3	6.2
Cash and cash equivalents	1,083.0	1,394.3
	2,246.5	2,484.3

Assets held for sale	8.5	12.6
Total assets	6,476.7	6,160.6

LIABILITIES

Non-current liabilities
Payables	(84.0)	(31.9)
Borrowings	(1,161.6)	(1,058.3)
Provisions	(448.0)	(442.1)
Pension and post-retirement plan deficits	(151.0)	(156.5)
Taxation payable	(101.4)	(94.9)
Deferred taxation liabilities	(256.8)	(240.0)
	(2,202.8)	(2,023.7)

Current liabilities
Trade and other payables	(578.5)	(561.9)
Borrowings	(911.0)	(1,031.2)
Provisions	(104.3)	(99.7)
Taxation payable	(7.8)	(33.1)
	(1,601.6)	(1,725.9)

Total liabilities	(3,804.4)	(3,749.6)
NET ASSETS	2,672.3	2,411.0

EQUITY
Called up share capital	73.7	73.7
Own shares	(73.3)	(30.1)
Cash flow hedge reserve	(3.0)	—
Cumulative translation reserve	44.7	(12.1)
Retained earnings	1,655.5	1,405.0
Other reserves	972.4	972.4
Attributable to equity holders of the Company	2,670.0	2,408.9
Minority interests	2.3	2.1
Total equity	2,672.3	2,411.0

Consolidated cash flow statement

for the 12 months ended December 31, 2005

	2005 £m	2004 £m
Cash flow from operating activities
Group operating profit before impairments – continuing operations	448.3	400.2
Group operating profit before impairments – discontinued operations	1.0	4.0
	449.3	404.2

Amortisation of intangible assets	3.0	2.5
Depreciation and depletion	194.6	191.4
Provisions charged	9.5	6.9
Provisions utilisation	(43.8)	(26.1)
Movements in pensions and post-retirement benefits	(20.0)	(16.3)
Profit on sale of property, plant and equipment and assets held for resale	(15.0)	(6.3)
Increase in inventories	(42.3)	(16.5)
Net change in receivables and payables	20.1	15.8
Dividends received from joint-ventures and associates	27.9	19.9
Other	8.9	3.5
Net cash flow from operating activities before interest and taxation	592.2	579.0
Interest received	57.3	66.0
Interest paid	(124.2)	(119.2)
Taxation paid	(54.1)	(18.3)
	471.2	507.5

Cash flow from investing activities
Purchase of property, plant and equipment and other intangible assets	(191.8)	(198.6)
Sale of property, plant and equipment and assets held for sale	29.0	18.5
Purchase of investments	(1.4)	(16.2)
Disposal of investments	36.3	18.4
Acquisitions of operations	(342.9)	(88.4)
Disposal of operations	14.0	59.4
Cash and cash equivalents in operations acquired or disposed of	(1.2)	1.0
	(458.0)	(205.9)

Cash flow from financing activities
Dividends paid to shareholders	(136.2)	(127.3)
Purchase of own shares held in treasury	(45.1)	(26.1)
Purchase of shares by ESOP trust	(6.0)	—
Decrease in borrowings (including finance lease payments of £0.7m (£1.0m))	(439.3)	(445.3)
Increase in borrowings	249.1	206.6
	(377.5)	(392.1)

Net cash flow after financing	(364.3)	(90.5)
Exchange movements	37.4	(9.0)
Cash and cash equivalents at beginning of year	1,389.0	1,488.5
Cash and cash equivalents at end of year	1,062.1	1,389.0

A reconciliation of net cash outflow after financing to net debt is set out below:

	2005 £m	2004 £m
Net cash outflow after financing	(364.3)	(90.5)
Decrease in borrowings	439.3	445.3
Increase in borrowings	(249.1)	(206.6)
(Increase)/decrease in net debt resulting from cash flows	(174.1)	148.2
Non cash movements in debt:
Fair value adjustments	(8.8)	—
Effective interest adjustments	(12.3)	—
Borrowings in subsidiary undertakings (acquired)/disposed of	(1.9)	(1.6)
Other movements	(1.6)	(1.4)
Exchange movements	(95.7)	101.8
Movement in net debt in the year	(294.4)	247.0
Opening net debt	(695.2)	(942.2)
Closing net debt	(989.6)	(695.2)

Net debt comprises the following balance sheet items at December 31:

	2005 £m	2004 £m
Cash and cash equivalents	1,083.0	1,394.3
Current borrowings	(911.0)	(1,031.2)
Non-current borrowings	(1,161.6)	(1,058.3)
Net debt	(989.6)	(695.2)

Operating profit

	2005 Group operating profit before impairments £m	2005 Share of joint- ventures’ and associates’ profit after tax £m	2005 Operating profit before impairments £m	2005 Operating impairments £m	2005 Operating profit £m
North America
Hanson Aggregates	138.1	0.3	138.4	(1.6)	136.8
Hanson Building Products	124.4	1.3	125.7	—	125.7
	262.5	1.6	264.1	(1.6)	262.5

UK
Hanson Aggregates	96.9	11.9	108.8	(0.6)	108.2
Hanson Building Products	37.8	—	37.8	—	37.8
	134.7	11.9	146.6	(0.6)	146.0

Australia & Asia Pacific
Hanson Australia	57.3	24.3	81.6	—	81.6
Hanson Asia Pacific	5.4	2.7	8.1	—	8.1
	62.7	27.0	89.7	—	89.7

Hanson Continental Europe	19.9	—	19.9	(1.8)	18.1
Central	(31.5)	—	(31.5)	—	(31.5)
Continuing operations	448.3	40.5	488.8	(4.0)	484.8
Discontinued	1.0	2.6	3.6	—	3.6
	449.3	43.1	492.4	(4.0)	488.4

	2004 Group operating profit before impairments £m	2004 Share of joint -ventures’ and associates’ profit after tax £m	2004 Operating profit before impairments £m	2004 Operating impairments £m	2004 Operating profit £m
North America
Hanson Aggregates	126.7	0.9	127.6	—	127.6
Hanson Building Products	111.2	—	111.2	—	111.2
	237.9	0.9	238.8	—	238.8

UK
Hanson Aggregates	62.2	12.3	74.5	(20.7)	53.8
Hanson Building Products	36.8	—	36.8	—	36.8
	99.0	12.3	111.3	(20.7)	90.6

Australia & Asia Pacific
Hanson Australia	56.0	10.5	66.5	—	66.5
Hanson Asia Pacific	6.1	(0.5)	5.6	(4.9)	0.7
	62.1	10.0	72.1	(4.9)	67.2

Hanson Continental Europe	23.9	—	23.9	(3.7)	20.2
Central	(22.7)	—	(22.7)	—	(22.7)
Continuing operations	400.2	23.2	423.4	(29.3)	394.1
Discontinued	4.0	3.2	7.2	(21.9)	(14.7)
	404.2	26.4	430.6	(51.2)	379.4

Joint-ventures and associates

	2005 Turnover £m	2005 Operating profit £m	2004 Turnover £m	2004 Operating profit £m
North America
Hanson Aggregates	2.4	0.6	1.6	1.1
Hanson Building Products	4.6	1.3	0.9	—
	7.0	1.9	2.5	1.1

UK
Hanson Aggregates	111.6	16.9	106.6	17.5
Hanson Building Products	—	—	—	—
	111.6	16.9	106.6	17.5

Australia & Asia Pacific
Hanson Australia	179.8	24.1	166.5	17.6
Hanson Asia Pacific	16.0	3.3	16.6	(0.5)
	195.8	27.4	183.1	17.1

Hanson Continental Europe	1.3	—	2.0	—
Continuing operations	315.7	46.2	294.2	35.7
Discontinued	29.2	2.6	51.8	3.2
	344.9	48.8	346.0	38.9

			2005 £m	2004 £m
Continuing operating profit from joint-ventures and associates			46.2	35.7
Net finance costs			(3.5)	(3.2)
Taxation			(2.2)	(9.3)
Continuing profit after taxation from joint-ventures and associates			40.5	23.2

	2005 Depletion £m	2005 Depreciation £m	2005 Amortisation of other intangible assets £m	2005 Additions to property, plant and equipment £m	2005 Additions to other intangible assets £m
North America
Hanson Aggregates	18.4	59.5	1.5	69.4	4.1
Hanson Building Products	—	26.3	0.2	40.7	—
	18.4	85.8	1.7	110.1	4.1

UK
Hanson Aggregates	7.2	30.0	—	23.1	3.4
Hanson Building Products	1.6	11.6	1.2	16.8	—
	8.8	41.6	1.2	39.9	3.4

Australia & Asia Pacific
Hanson Australia	4.6	23.4	—	31.6	—
Hanson Asia Pacific	0.4	3.4	—	1.0	—
	5.0	26.8	—	32.6	—

Hanson Continental Europe	1.3	6.5	0.1	13.3	0.1
Central	—	0.1	—	0.2	0.8
Continuing operations	33.5	160.8	3.0	196.1	8.4
Discontinued	—	0.3	—	—	—
	33.5	161.1	3.0	196.1	8.4

	2004 Depletion	2004 Depreciation	2004 Amortisation of other intangible assets	2004 Additions to property, plant and equipment	2004 Additions to other intangible assets
	£m	£m	£m	£m	£m
North America
Hanson Aggregates	19.5	57.0	2.1	74.6	1.9
Hanson Building Products	—	22.5	0.3	38.2	—
	19.5	79.5	2.4	112.8	1.9

UK
Hanson Aggregates	6.9	30.8	—	35.6	—
Hanson Building Products	1.6	8.1	—	16.1	—
	8.5	38.9	—	51.7	—

Australia & Asia Pacific
Hanson Australia	5.4	22.3	—	26.4	—
Hanson Asia Pacific	1.1	5.4	—	2.4	—
	6.5	27.7	—	28.8	—

Hanson Continental Europe	1.7	7.5	0.1	7.6	—
Central	—	—	—	0.2	—
Continuing operations	36.2	153.6	2.5	201.1	1.9
Discontinued	0.1	1.5	—	1.9	—
	36.3	155.1	2.5	203.0	1.9

Analysis of assets and liabilities

	2005	2005	2005	2005	2005	2005	2005	2005
	Goodwill £m	Joint- ventures’ and associates’ £m	Long-lived assets £m	Disposal groups held for sale £m	Other assets held for sale £m	Total assets £m	Total liabilities £m	Capital employed £m
North America
Hanson Aggregates	229.5	24.6	1,368.2	—	—	1,659.6	(275.5)	1,384.1
Hanson Building Products	272.6	0.9	577.3	—	—	830.9	(139.5)	700.4
	502.1	25.5	1,945.5	—	—	2,490.5	(406.0)	2,084.5

UK
Hanson Aggregates	93.4	85.6	786.5	—	1.8	1,011.1	(187.2)	823.9
Hanson Building Products	134.1	—	470.8	3.5	0.6	590.8	(86.7)	504.1
	227.5	85.6	1,257.3	3.5	2.4	1,601.9	(273.9)	1,328.0

Australia & Asia Pacific
Hanson Australia	146.0	137.1	602.8	—	2.3	701.4	(82.1)	619.3
Hanson Asia Pacific	34.3	53.6	102.5	—	—	140.7	(22.4)	118.3
	180.3	190.7	705.3	—	2.3	842.1	(104.5)	737.6

Hanson Continental Europe	22.8	0.3	102.1	—	—	197.7	(71.7)	126.0
	932.7	302.1	4,010.2	3.5	4.7	5,132.2	(856.1)	4,276.1
Central	—	—	1.7	—	0.3	1,341.0	(2,948.3)	(1,607.3)
Continuing operations	932.7	302.1	4,011.9	3.5	5.0	6,473.2	(3,804.4)	2,668.8
Discontinued	—	—	—	—	—	3.5	—	3.5
	932.7	302.1	4,011.9	3.5	5.0	6,476.7	(3,804.4)	2,672.3

	2004	2004	2004	2004	2004	2004	2004	2004
	Goodwill £m	Joint- ventures’ and associates’ £m	Long-lived assets £m	Disposal groups held for sale £m	Other assets held for sale £m	Total assets £m	Total liabilities £m	Capital employed £m
North America
Hanson Aggregates	171.9	16.6	1,145.9	—	7.0	1,379.5	(238.2)	1,141.3
Hanson Building Products	220.7	0.3	457.1	—	—	640.3	(107.1)	533.2
	392.6	16.9	1,603.0	—	7.0	2,019.8	(345.3)	1,674.5

UK
Hanson Aggregates	94.0	85.3	804.5	—	2.5	1,038.6	(203.8)	834.8
Hanson Building Products	22.6	—	264.2	—	0.2	352.0	(75.6)	276.4
	116.6	85.3	1,068.7	—	2.7	1,390.6	(279.4)	1,111.2

Australia & Asia Pacific
Hanson Australia	138.0	126.2	558.7	—	2.7	656.6	(81.4)	575.2
Hanson Asia Pacific	33.2	53.2	103.0	—	—	142.7	(23.6)	119.1
	171.2	179.4	661.7	—	2.7	799.3	(105.0)	694.3

Hanson Continental Europe	23.5	0.2	100.5	—	—	213.7	(78.9)	134.8
	703.9	281.8	3,433.9	—	12.4	4,423.4	(808.6)	3,614.8
Central	—	—	1.5	—	0.2	1,695.5	(2,939.2)	(1,243.7)
Continuing operations	703.9	281.8	3,435.4	—	12.6	6,118.9	(3,747.8)	2,371.1
Discontinued	7.8	29.9	39.7	—	—	41.7	(1.8)	39.9
	711.7	377.7	3,475.1	—	12.6	6,160.6	(3,749.6)	2,411.0

Finance costs and finance income

	2005 £m	2004 £m
Finance costs:
Interest payable on bank loans	(23.3)	(15.2)
Interest payable on other loans	(95.7)	(77.0)
Total interest payable	(119.0)	(92.2)
Finance cost on pension plan liabilities and other post - retirement benefits	(103.2)	(99.2)
Unwinding of discount (net)	(2.5)	(6.6)
Total finance costs	(224.7)	(198.0)

Finance income:
Interest receivable and similar income	60.1	40.0
Expected return on pension plan assets	108.7	111.2
Change in fair value of financial assets and liabilities	0.4	—
Total finance income	169.2	151.2

Net finance costs	(55.5)	(46.8)

Net finance costs of £55.5m (£46.8m) above exclude joint-ventures’ and associates’ finance costs of £3.5m (£3.2m)

Taxation

Analysis of taxation charge

	2005 £m	2004 £m
Taxation on continuing operations before impairments
Current taxation:
UK corporation taxation at 30.0%	—	(106.1)
Double taxation relief	—	106.1
Prior year taxation (charge)/credit	29.6	—
Receipt for group relief	5.2	5.3
UK corporation taxation credit	34.8	5.3
Foreign taxation	(57.1)	(37.2)
Share of partnership taxation	(2.3)	(1.6)
Total current taxation	(24.6)	(33.5)

UK deferred taxation:
Origination and reversal of temporary differences	5.1	(3.3)
Release relating to prior years	12.7	—
Foreign deferred taxation:
Origination and reversal of temporary differences	(21.5)	(9.3)
Release relating to prior years	(0.5)	12.7
Total deferred taxation	(4.2)	0.1
Taxation on continuing operations before impairments	(28.8)	(33.4)
Taxation on impairments	(5.6)	6.3
Taxation on continuing operations after impairments	(34.4)	(27.1)

Dividends

The final dividend of 14.15p recommended by the Board is payable on May 5, 2006, subject to shareholder approval, to those ordinary shareholders on the register at the close of business on April 7, 2006. The Investor information section of the Annual Report contains details of Hanson’s dividend policy and reinvestment programme.

Claimant numbers and costs during the year

Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided below:

	2005	2004
New claimants	10,350	18,700
Resolutions	(14,750)	(7,150)
Outstanding claimants	131,350	135,750
Average gross cost of resolution ($)	2,929	8,294
Gross cost of resolution ($m)	43.2	59.3
Less insurance recoveries ($m)	(11.5)	(46.5)
Net cost before taxation ($m)	31.7	12.8

Employee benefit obligations

The amounts recognised in the balance sheet are as follows:

	Pension plans 2005 £m	Pension plans 2004 £m	Post- employment medical benefits 2005 £m	Post- employment medical benefits 2004 £m
Present value of funded obligations at 31 December	(1,998.7)	(1,779.5)	—	—
Fair value of plan assets at 31 December	1,991.6	1,742.2	—	—
	(7.1)	(37.3)	—	—

Present value of unfunded obligations	(13.7)	(11.2)	(103.3)	(80.4)
Net liability	(20.8)	(48.5)	(103.3)	(80.4)
Represented by amounts in the balance sheet:
Liabilities	(47.7)	(76.1)	(103.3)	(80.4)
Assets	26.9	27.6	—	—
Net liability	(20.8)	(48.5)	(103.3)	(80.4)

Basis of preparation

The above financial information does not constitute statutory accounts.

The figures for the years ended December 31, 2004 and December 31, 2005 are abridged and have been extracted from the statutory accounts which have been, or will be in the case of December 31, 2005, filed with the Registrar of Companies on which the auditors have issued unqualified reports.

This is the first year in which the group has prepared financial statements under International Financial Reporting Standards, and the comparatives have been restated from UK generally accepted accounting treatment (UK GAAP) to comply with IFRS.